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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

PRIMESOURCE HEALTHCARE, INC.
(f/k/a LUXTEC CORPORATION)
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

74159 T 10 0
(CUSIP Number)

Peter J. Muniz
GE Capital Equity Investments, Inc.
120 Long Ridge Road
Stamford, Connecticut 06927
(203) 357-4000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

(Continued on following pages)

CUSIP No. 74159T 10 0

(1)	NAME OF REPORTING PERSON
GE Capital Equity Investments, Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
06-1268495

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		19,374,278
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED		34,359,304(1)
BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		9,715,278(2)
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		N/A

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,374,278(3)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.6%

(14)	TYPE OF REPORTING PERSON
CO

(1)
Pursuant to the terms of a voting agreement, dated as of August 6, 2002, by and between the Reporting Person and certain other shareholders of the Issuer identified in Item 5 hereof (the "Voting Agreement"), the Reporting Person has certain rights to direct the vote of the other holders of the Issuer's Series G Convertible Redeemable Preferred Stock (i) upon the election of certain of the directors to the board of the Issuer and (ii) for the purposes of approving certain transactions of the Issuer. The Reporting Person disclaims membership in a group with the other holders of the Issuer's Series G Convertible Redeemable Preferred Stock. Refer to Item 5 hereof.

(2)
Does not include the 9,659,000 shares of Common Stock underlying the 96,590 shares of Series G Convertible Redeemable Preferred Stock, each of which is convertible into 100 shares of Common Stock, and which are held by the Reporting Persons, because the Series G Convertible Redeemable Preferred Stock is not convertible currently or within 60 days of the date hereof.

(3)
Includes the voting power attributable to the the 96,590 shares of Series G Convertible Redeemable Preferred Stock held by the Reporting Person, each of which is entitled to 100 votes.

CUSIP No. 74159T 10 0

(1)	NAME OF REPORTING PERSON
General Electric Capital Corporation
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
13-1500700

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		19,374,278
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED		34,359,304(1)
BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		9,715,278(2)
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		N/A

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,374,278(3)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.6%

(14)	TYPE OF REPORTING PERSON
CO

(1)
Pursuant to the terms of a voting agreement, dated as of August 6, 2002, by and between GE Capital Equity Investments, Inc. and certain other shareholders of the Issuer identified in Item 5 hereof (the "Voting Agreement"), the Reporting Person has certain rights to direct the vote of the other holders of the Issuer's Series G Convertible Redeemable Preferred Stock (i) upon the election of certain of the directors to the board of the Issuer and (ii) for the purposes of approving certain transactions of the Issuer. The Reporting Person disclaims membership in a group with the other holders of the Issuer's Series G Convertible Redeemable Preferred Stock. Refer to Item 5 hereof.

(2)
Does not include the 9,659,000 shares of Common Stock underlying the 96,590 shares of Series G Convertible Redeemable Preferred Stock, each of which is convertible into 100 shares of Common Stock, and which are held by the Reporting Persons, because the Series G Convertible Redeemable Preferred Stock is not convertible currently or within 60 days of the date hereof.

(3)
Includes the voting power attributable to the the 96,590 shares of Series G Convertible Redeemable Preferred Stock held by the Reporting Person, each of which is entitled to 100 votes.

CUSIP No. 74159T 10 0

(1)	NAME OF REPORTING PERSON
General Electric Capital Services, Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
06-195035

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		(4)
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED		(4)
BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		(4)
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		(4)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(4)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
N/A

(14)	TYPE OF REPORTING PERSON
CO

(4)
As disclosed in Item 5 beneficial ownership of the shares reported herein is disclaimed.

CUSIP No. 74159T 10 0

(1)	NAME OF REPORTING PERSON
General Electric Company
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
14-0689340

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

	(7)	SOLE VOTING POWER
NUMBER OF		(4)
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED		(4)
BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		(4)
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		(4)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(4)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
N/A

(14)	TYPE OF REPORTING PERSON
CO

(4)
As disclosed in Item 5 beneficial ownership of the shares reported herein is disclaimed.

Item 1. Security and Issuer.

        This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends a prior statement on Schedule 13D relating to the Series C Convertible Preferred Stock (the "Series C Preferred Stock"), Series D Exchangeable Preferred Stock (the "Series D Preferred Stock"), Series E Convertible Preferred Stock (the "Series E Preferred Stock") and certain Warrants and Options convertible into, exchangeable for or exercisable for, as the case may be, the Common Stock, $0.01 par value per share (the "Common Stock") of PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation), a Massachusetts corporation (the "Issuer"), filed with the Securities and Exchange Commission on March 12, 2001, as amended by Amendment No. 1 to Schedule 13D, filed by the Reporting Persons on July 16, 2001 ("Amendment No. 1") and as amended by Amendment No. 2 to Schedule 13D, filed by the Reporting Persons on August 8, 2001 ("Amendment No. 2"). The Series D Preferred Stock was automatically converted into Series F Convertible Redeemable Preferred Stock of the Issuer (the "Series F Preferred Stock") on January 23, 2002, pursuant to the terms of the Certificate of Vote establishing the Issuer's Series D Preferred Stock.

        This Amendment No. 3 to Schedule 13D reports (a)(i) the conversion of Series C Preferred Stock and Series F Preferred Stock into Common Stock and the issue in connection therewith of warrants to purchase Common Stock, and (ii) the exchange of Series E Preferred Stock into Series G Convertible Redeemable Preferred Stock (the "Series G Preferred Stock") and the issue in connection therewith of warrants to purchase Common Stock, both (a)(i) and (ii) pursuant to a Conversion and Exchange Agreement, dated as of August 6, 2002 (the "Conversion Agreement"); and (b) subsequent to the consummation of the transactions contemplated by the Conversion Agreement, the acquisition of (i) Series G Preferred Stock and (ii) warrants to purchase Common Stock (the "Series G Warrant"), pursuant to a Purchase Agreement, dated as of August 6, 2002 (the "Purchase Agreement"). The Conversion Agreement and the Purchase Agreement are described further in Item 3 below.

        The principal executive offices of the Issuer are located at 3700 East Columbia Street, Suite 100, Tucson, Arizona 85714.

Item 2. Identity and Background.

        This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS is directly or indirectly a wholly-owned subsidiary of GE. GECEI, GE Capital, GECS and GE are referred to herein collectively as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 9.

        GECEI is a Delaware corporation having its principal executive offices at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies. GE Capital is a Delaware corporation. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. The principal executive offices of each of GE Capital and GECS are located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

        The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, GE Capital, GECS and GE are set forth on Schedules A, B, C and D attached hereto, respectively.

        Except as set forth on Schedule E hereto, during the last five years none of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, control persons (as described in General Instruction C to Schedule 13D), or, to the best of their knowledge, any of the persons identified in Item 5(a)-(b) hereof as persons with whom the Reporting Persons have shared voting power with respect to any securities reported hereunder pursuant to the Voting Agreement, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        On August 6, 2002 the Issuer, GECEI and certain others entered into the Conversion Agreement providing for (a) the conversion of 208,371.24 shares of Series C Preferred Stock and 2,219,015 shares of Series F Preferred Stock owned by GECEI into an aggregate of 7,967,373 shares of Common Stock and the issue in connection therewith of warrants to purchase 5,151,687 shares of Common Stock at a nominal exercise price (the "Conversion Warrants"); and (b) the exchange of 200,000 shares of Series E Preferred Stock owned by GECEI into 62,500 shares of Series G Preferred Stock and the issue in connection therewith of warrants to purchase 502,769 shares of Common Stock at a nominal exercise price (the "Exchange Warrant"). Upon consummation of the transactions contemplated by the Conversion Agreement, the Series C Preferred Stock, Series E Preferred Stock and Series F Preferred Stock ceased to be outstanding.

        Subsequent to the Conversion Agreement, also on August 6, 2002, the Issuer, GECEI and others entered into the Purchase Agreement providing for the purchase by GECEI of (a) 34,090 shares of Series G Preferred Stock and (b) a warrant exercisable for the purchase of shares of Common Stock (the "Series G Warrant").

        Each share of the Series G Preferred Stock is convertible, subject to certain limitations, into one-hundred shares of Common Stock. The Series G Warrant, when exercisable, will be exercisable, in whole or in part and subject to certain limitations, for the purchase of up to 2,000,000 shares of Common Stock at an exercise price of $0.01 per share.

Item 4. Purpose of the Transaction.

        GECEI acquired and intends to hold the Series G Preferred Stock, the Series G Warrant, the Conversion Warrants, the Exchange Warrant and the Common Stock as an investment in the ordinary course of business. GECEI intends to review its investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Issuer or dispose of all or a portion of any securities of the Issuer in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

        Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

        Except as set forth above, none of the Reporting Persons has any present plans or proposals which related to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

        The information contained in Item 3 of this Amendment No. 3 to Schedule 13D is incorporated herein by reference.

        (a)-(b)  The Reporting Persons have beneficial ownership of, and sole voting power with respect to 19,374,278 shares of Common Stock, which represents approximately 46.5% of the Issuer's Common Stock, based on (i) the actual number of shares of Common Stock outstanding, (ii) the actual number of the Issuer's convertible securities which are outstanding and entitled to vote with the Common Stock on an as-if converted basis and (iii) assuming conversion or exercise, as applicable, and to the extent convertible or exercisable currently or within 60 days of the date hereof, of all of the Reporting

Persons' securities into Common Stock. Pursuant to the Voting Agreement the Reporting Persons have shared voting power with respect to 34,359,304 shares of Common Stock, which represents approximately 80.0% of the Issuer's Common Stock, based on (i) the actual number of shares of Common Stock outstanding, (ii) the actual number of the Issuer's convertible securities which are outstanding and entitled to vote with the Common Stock on an as-if converted basis and (iii) assuming conversion or exercise, as applicable, and to the extent convertible or exercisable currently or within 60 days of the date hereof, of all of the securities of the Reporting Persons and the other parties to the Voting Agreement into Common Stock. The other parties to the Voting Agreement, with whom the Reporting Persons have shared voting power, are Coleman Swenson Hoffman Booth IV L.P., a Delaware limited partnership having its principal offices at 237 Second Avenue South, Franklin, Tennessee 37064; Webbmont Holdings, L.P., a Georgia limited partnership having its principal offices at 1355 Peachtree Street, Suite 1100, Atlanta, Georgia 30309; William H. Lomicka, a natural person resident of Arizona having his address at 7406 North Secret Canyon Drive, Tucson, Arizona 85718; and Investors Equity, Inc., a Georgia corporation having its principal offices at 1355 Peachtree Street, Suite 1100, Atlanta, Georgia 30309. The Reporting Persons disclaim membership in a group with such other parties to the Voting Agreement. The Reporting Persons have beneficial ownership of, and sole dispositive power with respect to 9,715,278 shares of Common Stock, which represents approximately 39.7% of the Issuer's Common Stock, based on the actual number of shares of Common Stock outstanding and assuming conversion or exercise, as applicable, and to the extent convertible or exercisable currently or within 60 days of the date hereof, of all of the Reporting Persons' securities into Common Stock. The shares of Series G Preferred Stock of the Issuer are not convertible currently or within 60 days of the date hereof. If the Reporting Persons' ownership interest is determined on a fully-diluted basis, assuming conversion of all convertible securities (to the extent such securities are convertible currently or within 60 days of the date hereof) and exercise of all warrants and options (to the extent such warrants and options are exercisable currently or within 60 days of the date hereof) of the Issuer currently outstanding, the Reporting Persons' ownership percentage (i) with respect to voting power would be approximately 42.6% and (ii) with respect to dispositive power would be approximately 34.3%.

        This figure reflects the number of underlying shares of the Issuer's Common Stock represented by (i) 96,590 shares of Series G Preferred Stock (for the purposes of voting power, but not for the purposes of dispositive power because the shares of Series G Preferred Stock of the Issuer are not convertible currently or within 60 days of the date hereof), (ii) 7,967,373 shares of Common Stock, (iii) 3,721 Options, (iv) a Warrant exercisable for the purchase of up to 744,183 shares of Common Stock, issued in connection with the Reporting Persons' purchase of the Series D Preferred Stock on January 23, 2001 (the "Series D Warrant"), and (v) a Warrant exercisable for the purchase of up to 1,000,000 shares of Common Stock, issued in connection with the Reporting Persons' purchase of Series E Convertible Preferred Stock on June 28, 2001 (the "Series E Warrant").

        The Series G Preferred Stock has voting rights and, when convertible, will be convertible into shares of Common Stock on a one to one-hundred basis. The Series G Preferred Stock is not convertible currently or within 60 days of the date hereof. The Series G Warrant, when exercisable, will be exercisable for the purchase of up to 2,000,000 shares of Common Stock. The Series G Warrant is not exercisable currently or within 60 days of the date hereof. The Conversion Warrants, when exercisable, will be exercisable for the purchase of up to an aggregate of 5,151,687 shares of Common Stock. The Conversion Warrants are not exercisable currently or within 60 days of the date hereof. The Exchange Warrant, when exercisable, will be exercisable for the purchase of up to 502,769 shares of Common Stock. The Exchange Warrant is not exercisable currently or within 60 days of the date hereof. The Series D Warrant is exercisable currently for the purchase of up to 744,183 shares of Common Stock. The Series E Warrant is exercisable currently for the purchase of up to 1,000,000 shares of Common Stock.

        Each of GECS and GE disclaims beneficial ownership of all of the above-referenced securities.

        Except as disclosed in this Item 5, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Issuer individually.

        (c)  Except for entering into the agreements described in Item 3 above, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, none of the persons named in Schedule A-D hereto, has effected any transaction in Common Stock during the past sixty days.

        (d)  Except as set forth in this Item 5, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, none of the persons named in Schedule A-D hereto, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported hereunder.

        (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Pursuant to the terms of the Conversion Agreement, which are summarized below and more fully described in Exhibit 1 hereto, which is hereby incorporated by reference, the Issuer consummated the following transactions: (i) all of the Issuer's previously outstanding Series C Preferred Stock, par value $1.00 per share, was converted into an aggregate of 9,513,797 shares of Issuer Common Stock, par value $.01 per share, and warrants to purchase an aggregate of 7,390,614 shares of Common Stock at a nominal exercise price; (ii) all of the Issuer's previously outstanding Series F Preferred Stock, no par value, was converted into an aggregate of 5,221,248 shares of Common Stock and warrants to purchase an aggregate of 1,614,560 shares of Common Stock at a nominal exercise price; and (iii) subsequent to the conversion of the Series C Preferred Stock and the Series F Preferred Stock, all of the Issuer's previously outstanding Series E Preferred Stock, no par value, was exchanged for an aggregate of 101,563 shares of Issuer Series G Preferred Stock, no par value, and warrants to purchase an aggregate of 817,000 shares of Common Stock at a nominal exercise price. Upon consummation of the transactions contemplated by the Conversion Agreement, the Series C Preferred Stock, Series E Preferred Stock and Series F Preferred Stock ceased to be outstanding.

        Subsequent to the consummation of the transactions contemplated by the Conversion Agreement, the Issuer entered into the Purchase Agreement, the terms of which are summarized below and more fully described in Exhibit 2 hereto, which is hereby incorporated by reference, with the Initial Purchasers named in Schedule I thereto. Pursuant to the Purchase Agreement, the Issuer issued and sold 70,452 shares of Series G Preferred Stock and warrants to purchase an aggregate of 3,300,000 shares of Common Stock at a nominal exercise price, all for an aggregate consideration of $2,254,464. In addition, subject to the terms and conditions of the Purchase Agreement, the Issuer may issue and sell up to an additional aggregate of 49,486 shares of Series G Preferred Stock at three possible subsequent closing dates.

        Pursuant to (i) the Second Amended and Restated Registration Rights Agreement among the Issuer, GECEI and certain others, (ii) a Co-Sale Agreement among the Issuer, GECEI and others, (iii) the Issuer's Articles of Organization and (iv) the Voting Agreement among GECEI and the other holders of the Issuer's Series G Preferred Stock, GECEI has, under certain circumstances, various rights related to: (a) registration of the Common Stock issuable upon conversion or exchange of the Issuer's Series G Preferred Stock, the Warrants, the Options and the resale of the Common Stock, pursuant to certain shelf, demand and piggyback registration rights granted to GECEI, (b) certain rights of consent and notification in connection with certain sales of securities, acquisitions, asset sales, grants of licenses and other corporate events of the Issuer or any of its significant subsidiaries and (c) certain rights to direct the vote of the other holders of shares of Series G Preferred Stock (i) upon the election of certain of the directors to the board of the Issuer and (ii) for the purposes of approving certain transactions of the Issuer. The terms of the Voting Agreement which are summarized above are more fully described in Exhibit 8 hereto, which is hereby incorporated by reference.

        Pursuant to the Certificate of Vote of Directors Establishing the Issuer's Series G Preferred Stock, so long as GECEI and the permitted transferees of GECEI, holds any of the Series G Preferred Stock, such holder may appoint either two members of the Board of Directors and/or a non-voting representative to attend meetings of the Board of Directors of the Issuer as an observer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1.	Conversion and Exchange Agreement, dated as of August 6, 2002, by and among the Issuer and the persons listed in the signature pages thereto, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on August 8, 2002.
2.
Purchase Agreement, dated as of August 6, 2002, among the Issuer and the Initial Purchasers named in Schedule I thereto, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on August 8, 2002.
3.
Certificate of Vote of Directors Establishing the Issuer's Series G Convertible Redeemable Preferred Stock, dated as of August 6, 2002, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on August 8, 2002.
4.	Warrant, dated August 6, 2002, issued to GECEI by the Issuer.
5.
Second Amended and Restated Registration Rights Agreement, dated as of August 6, 2002, by and among the Issuer, GECEI and certain other shareholders of the Issuer, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on August 8, 2002.
6.
Co-Sale Agreement, dated as of August 6, 2002, by and among the Issuer, GECEI and certain other shareholders of the Issuer, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on August 8, 2002.
7.
Co-Sale Agreement, dated as of March 2, 2001, by and among the Issuer, GECEI and certain other shareholders of the Issuer, incorporated herein by reference to the Reporting Persons' Schedule 13D, filed with the Securities and Exchange Commission on March 12, 2001.
8.	Voting Agreement, dated as of August 6, 2002, by and among the GECEI and the other holders of the Issuer's Series G Convertible Redeemable Preferred Stock.
9.
Joint Filing Agreement by and among GECEI, GE Capital, GECS and GE, dated July 9, 2001, incorporated herein by reference to Amendment No. 1 to the Schedule 13D to which this Amendment No. 3 relates, filed by the Reporting Persons on July 16, 2001.
10.	Power of Attorney dated March 13, 2002 appointing Peter J. Muniz as agent and attorney-in-fact for GECS.
11.	Power of Attorney dated March 12, 2002 appointing Peter J. Muniz as agent and attorney-in-fact for GE.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2002	GE CAPITAL EQUITY INVESTMENTS, INC.

	By:	/s/ PETER J. MUNIZ
	Name:	Peter J. Muniz
	Title:	Senior Vice President and Associate General Counsel

GENERAL ELECTRIC CAPITAL CORPORATION

	By:	/s/ PETER J. MUNIZ
	Name:	Peter J. Muniz
	Title:	Department Operations Manager

GENERAL ELECTRIC CAPITAL SERVICES, INC.

	By:	/s/ PETER J. MUNIZ
	Name:	Peter J. Muniz
	Title:	Attorney-in-Fact

GENERAL ELECTRIC COMPANY

	By:	/s/ PETER J. MUNIZ
	Name:	Peter J. Muniz
	Title:	Attorney-in-Fact

SCHEDULE A TO SCHEDULE 13D
Filed by GE Capital Equity Investments, Inc.

GE CAPITAL EQUITY INVESTMENTS, INC.
DIRECTORS AND OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
DIRECTORS
John L. Flannery	GE Capital Equity Investments, Inc. 120 Long Ridge Road Stamford, CT 06927	President, Chairman of the Board
OFFICERS
John L. Flannery	GE Capital Equity Investments, Inc. 120 Long Ridge Road Stamford, CT 06927	President, Chairman of the Board
Jonathan K. Sprole	GE Capital Equity Investments, Inc. 120 Long Ridge Road Stamford, CT 06927	Managing Director, General Counsel & Secretary
Dan Janki	GE Capital Equity Investments, Inc. 120 Long Ridge Road Stamford, CT 06927	Managing Director, Chief Financial Officer and Treasurer
Bill Bradley	GE Capital Equity Investments, Inc. 120 Long Ridge Road Stamford, CT 06927	Vice President—Controller
Barbara J. Gould	GE Capital Equity Investments, Inc. 120 Long Ridge Road Stamford, CT 06927	Managing Director, Associate General Counsel and Assistant Secretary
Peter J. Muniz	GE Capital Equity Investments, Inc. 120 Long Ridge Road Stamford, CT 06927	Senior Vice President, Associate General Counsel and Assistant Secretary
Ian Sharpe	GE Capital Equity Investments, Inc. 120 Long Ridge Road Stamford, CT 06927	Vice President—Taxes
Stephen Ezekiel	c/o GE Capital Equity Investments, Inc. 120 Long Ridge Road Stamford, CT 06927	Vice President, Associate General Counsel and Assistant Secretary
Mark Horncastle	c/o GE Capital Equity Investments, Inc. 120 Long Ridge Road Stamford, CT 06927	Senior Vice President, Associate General Counsel and Assistant Secretary

Stephen Ezekiel is a citizen of Australia
Mark Horncastle is a citizen of the United Kingdom
Each other person listed above is a citizen of the United States of America.

SCHEDULE B TO SCHEDULE 13D
Filed by General Electric Capital Corporation

GENERAL ELECTRIC CAPITAL CORPORATION

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
BOARD OF DIRECTORS
Nancy E. Barton	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, General Counsel and Secretary
Citizenship: U.S.A.
James R. Bunt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Treasurer
Citizenship: U.S.A.
David L. Calhoun	GE Aircraft Engines 1 Neumann Way Cincinnati, OH 45215	Chief Executive Officer
Citizenship: U.S.A.
Dennis D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman and Executive Officer
Citizenship: U.S.A.
Scott C. Donnelly	General Electric CR&D One Research Circle Niskayuna, NY 12309	Senior Vice President
Citizenship: U.S.A.
Michael D. Frazier	GE Financial Assurance 6604 W. Broad Street Richmond, VA 23230	President and Chief Executive Officer
Citizenship: U.S.A.
Arthur H. Harper	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Executive Vice President
Citizenship: U.S.A.
Benjamin W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President, General Counsel and Secretary
Citizenship: U.S.A.
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Chairman and Chief Executive Officer
Citizenship: U.S.A.

Robert A. Jeffe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President, Corporate Business Development
Citizenship: U.S.A.
John H. Myers	GE Investment Corporation 3003 Summer Street Stamford, CT 06904	Chairman and President
Citizenship: U.S.A.
Denis J. Nayden	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Chairman and Chief Executive Officer
Citizenship: U.S.A.
Michael A. Neal	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	President and Chief Operating Officer
Citizenship: U.S.A.
James A. Parke	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Vice Chairman and Chief Financial Officer
Citizenship: U.S.A.
Ronald R. Pressman	Employers Reinsurance Corporation 5200 Metcalf Overland Park, KS 66204	Chairman, President and Chief Executive Officer
Citizenship: U.S.A.
Gary M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President and Chief Information Officer
Citizenship: U.S.A.
Gary L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman
Citizenship: U.S.A.
John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Senior Counsel, Corporate Taxes
Citizenship: U.S.A.
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President, Finance and Chief Financial Officer
Citizenship: U.S.A.

Edward D. Stewart	General Electric Capital Corporation 1600 Summer Street Stamford, CT 06927	Executive Vice President
Citizenship: U.S.A.
Robert C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza, 52nd Floor New York, NY 10012	Chairman and Chief Executive Officer
Citizenship: U.S.A.
EXECUTIVE OFFICERS
Denis J. Nayden	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Chairman and Chief Executive Officer
Citizenship: U.S.A.
Michael A. Neal	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	President and Chief Operating Officer
Citizenship: U.S.A.
James A. Parke	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Vice Chairman and Chief Financial Officer
Citizenship: U.S.A.
Arthur H. Harper	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Executive Vice President
Citizenship: U.S.A.
Edward D. Stewart	General Electric Capital Corporation 1600 Summer Street Stamford, CT 06927	Executive Vice President
Citizenship: U.S.A.
Nancy E. Barton	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, General Counsel and Secretary
Citizenship: U.S.A.
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation
Citizenship: U.S.A.

James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management
Citizenship: U.S.A.
Richard D'Avino	General Electric Capital Corporation 777 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes
Citizenship: U.S.A.
Robert L. Lewis	General Electric Capital Corporation 120 Long Ridge Road Stamford, CT 06927	Senior Vice President
Citizenship: U.S.A.
David R. Nissen	General Electric Capital Corporation 1600 Summer Street Stamford, CT 06927	Senior Vice President, Global Consumer Finance
Citizenship: U.S.A.
Marc J. Saperstein	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Human Resources
Citizenship: U.S.A.
Joan C. Amble	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Vice President and Controller
Citizenship: U.S.A.

SCHEDULE C TO SCHEDULE 13D
Filed by General Electric Capital Services, Inc.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
DIRECTORS
Nancy E. Barton	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, General Counsel and Secretary
Citizenship: U.S.A.
James R. Bunt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Treasurer
Citizenship: U.S.A.
David L. Calhoun	GE Aircraft Engines 1 Neumann Way Cincinnati, OH 45215	Chief Executive Officer
Citizenship: U.S.A.
Dennis D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman and Executive Officer
Citizenship: U.S.A.
Scott C. Donnelly	General Electric CR&D One Research Circle Niskayuna, NY 12309	Senior Vice President
Citizenship: U.S.A.
Michael D. Frazier	GE Financial Assurance 6604 W. Broad Street Richmond, VA 23230	President and Chief Executive Officer
Citizenship: U.S.A.
Arthur H. Harper	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Executive Vice President
Citizenship: U.S.A.
Benjamin W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President, General Counsel and Secretary
Citizenship: U.S.A.
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Chairman and Chief Exeutive Officer
Citizenship: U.S.A.

John H. Myers	GE Investment Corporation 3003 Summer Street Stamford, CT 06904	Chairman and President
Citizenship: U.S.A.
Denis J. Nayden	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Chairman and Chief Executive Officer
Citizenship: U.S.A.
Michael A. Neal	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	President and Chief Operating Officer
Citizenship: U.S.A.
James A. Parke	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Vice Chairman and Chief Financial Officer
Citizenship: U.S.A.
Ronald R. Pressman	Employers Reinsurance Corporation 5200 Metcalf Overland Park, KS 66204	Chairman, President and Chief Executive Officer
Citizenship: U.S.A.
Gary M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President and Chief Information Officer
Citizenship: U.S.A.
Gary L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman
Citizenship: U.S.A.
John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Senior Counsel, Corporate Taxes
Citizenship: U.S.A.
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President, Finance and Chief Financial Officer
Citizenship: U.S.A.
Edward D. Stewart	General Electric Capital Corporation 1600 Summer Street Stamford, CT 06927	Executive Vice President
Citizenship: U.S.A.

Robert C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza, 52nd Floor New York, NY 10112	Chairman and Chief Executive Officer
Citizenship: U.S.A.
EXECUTIVE OFFICERS
Dennis D. Dammerman Chairman of the Board	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman and Executive Officer, General Electric Company
Citizenship: U.S.A.
Denis J. Nayden President	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Chairman and Chief Executive Officer, General Electric Capital Corporation
Citizenship: U.S.A.
Michael D. Frazier Executive Vice President	GE Financial Assurance 6604 W. Broad Street Richmond, VA 23230	President and Chief Executive Officer, General Electric Financial Assurance
Citizenship: U.S.A.
Arthur H. Harper Executive Vice President	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Executive Vice President, General Electric Capital Corporation
Citizenship: U.S.A.
Michael A. Neal Executive Vice President	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	President and Chief Operating Officer, General Electric Capital Corporation
Citizenship: U.S.A.
Ronald R. Pressman Executive Vice President	Employers Reinsurance Corporation 5200 Metcalf Overland Park, KS 66204	Chairman, President and Chief Executive Officer, Employers Reinsurance Corporation
Citizenship: U.S.A.
Edward D. Stewart Executive Vice President	General Electric Capital Corporation 1600 Summer Street Stamford, CT 06927	Executive Vice President, General Electric Capital Corporation
Citizenship: U.S.A.
James A. Parke Executive Vice President and Chief Financial Officer	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Vice Chairman and Chief Financial Officer, General Electric Capital Corporation
Citizenship: U.S.A.

Nancy E. Barton Senior Vice President, General Counsel and Secretary	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, General Counsel and Secretary, General Electric Capital Corporation
Citizenship: U.S.A.
James A. Colica Senior Vice President	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management, General Electric Capital Corporation
Citizenship: U.S.A.
Richard D'Avino Senior Vice President, Taxes	General Electric Capital Corporation 777 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes, General Electric Capital Corporation
Citizenship: U.S.A.
Marc J. Saperstein Senior Vice President	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Human Resources, General Electric Capital Corporation
Citizenship: U.S.A.
Joan C. Amble Vice President and Controller	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Vice President and Controller, General Electric Capital Corporation
Citizenship: U.S.A.

SCHEDULE D TO SCHEDULE 13D
Filed by General Electric Company

GENERAL ELECTRIC COMPANY
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.I. Cash, Jr.	Harvard Business School Morgan Hall Soldiers Field Road Boston, MA 02163	Professor of Business Administration-Graduate School of Business Administration, Harvard University
D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.
P. Fresco	Fiat SpA via Nizza 250 10126 Torino,	Chairman of the Board, Fiat SpA Italy
A. M. Fudge	4 Lowlyn Road Westport, CT 06880	Former Executive Vice President Kraft Foods, Inc.
C.X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.
J. R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Chairman of the Board and Chief Executive Officer, General Electric Company
A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Chairman of the Board and Chief Executive Officer, Avon Products, Inc.
K.G. Langone	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.
R. S. Larsen	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	Former Chairman and CEO
R.B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman and Chief Executive Officer

S.G. McNealy	Sun Microsystems, Inc. 901 San Antonio Road Palo Alto, CA 94303-4900	Chairman, President and Chief Executive Officer, Sun Microsystems, Inc.
S. Nunn	King & Spalding 191 Peachtree Street, N.E. Atlanta, Georgia 30303	Partner, King & Spalding
R.S. Penske	Penske Corporation 13400 Outer Drive, West Detroit, MI 48239-4001	Chairman of the Board and President, Penske Corporation
G. L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company
A.C. Sigler	Champion International Corporation 1 Champion Plaza Stamford, CT 06921	Retired Chairman of the Board and CEO and former Director, Champion International Corporation
D.A. Warner III	J. P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York, 270 Park Avenue New York, NY 10017-2070	Chairman of the Board
R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.
Citizenship
P. Fresco	Italy
C. X. Gonzalez	Mexico
Andrea Jung	Canada
All Others	U.S.A.

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Chairman of the Board and Chief Executive Officer
P.D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Comptroller
J.R. Bunt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Treasurer
D.L. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 45215	Senior Vice President—GE Aircraft Engines
J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Vice President—GE Appliances
W.J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Human Resources
D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.
S. C. Donnelly	General Electric Company One Research Circle Niskayuna, NY 12309	Senior Vice President—Corporate Research and Development
M. J. Espe	General Electric Company Nela Park Cleveland, OH 44112	Senior Vice President—GE Lighting
Y. Fujimori	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	Senior Vice President—GE Plastics
B.W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—General Counsel and Secretary
J.M. Hogan	General Electric Company P.O. Box 414 Milwaukee, WI 53201	Senior Vice President—GE Medical Systems

Robert A. Jeffe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Business Development
J. Krenicki, Jr.	General Electric Company 2901 East Lake Road Erie, PA 16531	Vice President—GE Transportation Systems
R.W. Nelson	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President—Corporate Financial Planning and Analysis
G.M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Chief Information Officer
J. G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Senior Vice President—GE Power Systems
G.L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer
K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Finance and Chief Financial Officer
L.G. Trotter	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President—GE Industrial Systems
W. A. Woodburn	General Electric Company 187 Danbury Road Wilton, CT 06897	Senior Vice President—GE Specialty Materials
R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.
Citizenship
Yoshiaki Fujimori	Japan
All Others	U.S.A.

QuickLinks

SCHEDULE 13D
  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of the Transaction.
  Item 5. Interests in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to Be Filed as Exhibits.
SIGNATURE
SCHEDULE A TO SCHEDULE 13D
SCHEDULE B TO SCHEDULE 13D
SCHEDULE C TO SCHEDULE 13D
SCHEDULE D TO SCHEDULE 13D